Exhibit 99.1

Mimecast Announces Third Quarter 2017 Financial Results

•	Total revenue of $48.3 million grew 30% yoy on a GAAP basis and 39% in constant currency
•	Added 3,100 new customers. Total customers 24,900 globally
•	Revenue retention rate of 112%
•	Gross profit percentage of 73%
•	GAAP EPS of ($0.06) per basic and diluted share, Non-GAAP EPS of $0.00 per basic and diluted share
•	Increasing 2017 constant currency revenue growth and Adjusted EBITDA guidance

Watertown, MA – February 9, 2017 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the third quarter ended December 31, 2016.

“Our momentum in the marketplace continues to accelerate,” stated Peter Bauer, CEO of Mimecast. “We were named a leader with the highest ability to execute in Gartner’s 2016 Magic Quadrant for Enterprise Information Archiving highlighting one of the core tenants of Mimecast’s platform for enhancing customers’ cyber resilience.”

Mimecast’s CFO Peter Campbell noted, “We are very pleased that we again exceeded our guidance for revenue and Adjusted EBITDA. Our revenue growth in constant currency accelerated to 39% year over year. We added a record number of new customers again this quarter giving us confidence in future growth.”

Third Quarter 2017 Financial Highlights

•

Revenue: GAAP revenue for the third quarter of 2017 was $48.3 million, an increase of 30% compared to the $37.1 million of GAAP revenue recognized in the third quarter of 2016. Revenue on a constant currency basis increased 39% compared to the third quarter of 2016.

•	Customers: Added 3,100 net new customers in the third quarter of 2017. We now serve over 24,900 organizations globally.
•	Revenue Retention Rate: Revenue retention rate was 112% in the third quarter of 2017, an increase from the 111% recognized in the prior quarter and up from the 109% in the third quarter of 2016.
•	Gross Profit Percentage: Gross profit percentage was 73% for the third quarter of 2017, an increase over the 71% realized in the third quarter of 2016.
•	GAAP Net Loss: GAAP net loss was $3.4 million, or $(0.06) per basic and diluted share, based on 54.9 million weighted-average shares outstanding.
•	Adjusted EBITDA: Adjusted EBITDA was $3.7 million, representing an Adjusted EBITDA margin of 7.6% up from 6.2% in the second quarter of 2017.
•	Non-GAAP Net Income: Non-GAAP net income was $0.1 million, or $0.00 per share, based on 59.8 million diluted shares outstanding.
•	Cash and Free Cash Flow: Mimecast generated $2.2 million of free cash flow in the third quarter of 2017. Cash and short-term investments as of December 31, 2016 were $102.3 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

Third Quarter 2017 Business Highlights

•	Mimecast added 3,100 net new customers in the third quarter. Customers moving off solutions from McAfee contributed to the strength of our new customer additions.
•

Sales of Targeted Threat Protection increased during the third quarter, with more than 1,600 new customers and over 500 existing customers purchasing the service. Organizations continue to be challenged by advanced threats and increasingly are turning to Mimecast for protection. A total of 33% of our customers are now using Targeted Threat Protection.

•

A total of 19% of customers used Mimecast in conjunction with Microsoft® Office 365™ during the third quarter compared to 17% in the second quarter of 2017. In total, almost 5,000 customers of all sizes have selected Mimecast to enhance their security, archive their data, and to provide uptime assurance for their Office 365 investments.

•	Mimecast named to the Leaders quadrant in the 2016 Gartner Magic Quadrant for Enterprise Information Archiving.
•	Mimecast named a ‘Top Player’ in Radicati Group Secure Email Gateway Market Quadrant 2016.
•

Mimecast achieved certification to ISO 22301:2012, the international standard for Business Continuity Management Systems (BCMS).  The certification, issued by Certification Europe (UK) Ltd., is valid for Mimecast’s service platform, products, infrastructure, support, operational services and facilities worldwide.

•	Mimecast expanded the leadership team with the addition of Eli Kalil as Senior Vice President of Global Channel.
•	Mimecast named one of the highest-rated public cloud computing companies to work for in a list released by Battery Ventures, a global investment firm and Glassdoor, a global recruiting marketplace.

Business Outlook

Mimecast is providing guidance for the fourth quarter and raising full year 2017 guidance.

Fourth Quarter 2017 Guidance:

For the fourth quarter of 2017, constant currency revenue growth is expected to be in the range of 35% to 36% and revenue is expected to be in the range of $48.6 million to $49.1 million. Our guidance is based on exchange rates as of January 31, 2017 and includes an estimated negative impact of $1.2 million resulting from the strengthening of the U.S. dollar compared to the prior year. This negative impact was due to the British Pound but was offset slightly by positive impacts from the South African Rand and the Australian Dollar. Note that the inclusion of revenue related to the acquisition of iSheriff is immaterial to this guidance. Adjusted EBITDA is expected to be in the range of $3.0 million to $3.8 million.

Full Year 2017 Guidance:

For the full year 2017, revenue is expected to be the range of $182.7 million to $183.2 million or 36% in constant currency. We are raising the midpoint of our revenue guidance by $4.5 million for the year.  Foreign exchange rate fluctuations are negatively impacting this guidance by an estimated $9.9 million. Adjusted EBITDA is expected to be in the range of $11.2 million to $12.0 million.

GAAP net loss is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net loss in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income. Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net loss or a reconciliation of the foregoing forward-looking Adjusted EBITDA guidance to GAAP net loss.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 4:30 pm EST (UTC-05:00) on February 9, 2017. To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID #51107376. The call will also be webcast live on the investor relations section of the Company’s website at http://investors.mimecast.com. An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode #51107376. In addition, an archive of the webcast will be available on the investor relations section of the company’s website at http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 24,900 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast and the Mimecast logo are registered trademarks of Mimecast. All other third party marks and logos contained in this work are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to management’s confidence in Mimecast’s future growth, the expected continued momentum of Mimecast in the marketplace and Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for the fourth quarter and full year 2017, expected revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net loss, adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net loss less share-based compensation expense and the related income tax effects of excluding share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense and related income tax effects so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net loss calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense and related income tax effects. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net loss calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” section of our reports filed with the Securities and Exchange Commission.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue	$48,333	$37,130	$134,154	$104,965
Cost of revenue	13,144	10,651	36,860	30,720
Gross profit	35,189	26,479	97,294	74,245
Operating expenses
Research and development	5,889	5,464	15,986	12,927
Sales and marketing	25,336	17,607	69,665	45,584
General and administrative	6,994	5,546	20,047	14,259
Total operating expenses	38,219	28,617	105,698	72,770
(Loss) income from operations	(3,030)	(2,138)	(8,404)	1,475
Other income (expense)
Interest income	164	13	307	42
Interest expense	(61)	(227)	(244)	(572)
Foreign exchange (expense) income	(81)	1,204	6,734	(1,896)
Total other income (expense), net	22	990	6,797	(2,426)
Loss before income taxes	(3,008)	(1,148)	(1,607)	(951)
Provision for income taxes	362	51	1,216	329
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)

Net loss per ordinary share - basic and diluted	$(0.06)	$(0.03)	$(0.05)	$(0.04)
Weighted-average number of ordinary shares outstanding:
Basic and diluted	54,949	42,514	54,625	36,409

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At December 31,	At March 31,
	2016	2016
Assets
Current assets
Cash and cash equivalents	$47,862	$106,140
Short-term investments	54,423	—
Accounts receivable, net	38,275	33,738
Prepaid expenses and other current assets	6,715	7,362
Total current assets	147,275	147,240

Long-term investments	2,995	—
Property and equipment, net	30,124	24,806
Intangible assets, net	1,633	—
Goodwill	5,370	254
Other assets	2,179	2,827
Total assets	$189,576	$175,127

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$6,723	$2,891
Accrued expenses and other current liabilities	18,054	15,110
Deferred revenue	70,414	60,889
Current portion of long-term debt	2,454	4,910
Total current liabilities	97,645	83,800

Deferred revenue, net of current portion	10,229	9,151
Long-term debt	171	1,981
Other non-current liabilities	1,693	2,121
Total liabilities	109,738	97,053

Contingencies

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 55,121,038 and 54,216,738 shares issued and outstanding at December 31, 2016 and March 31, 2016, respectively	661	651
Additional paid-in capital	178,900	169,037
Accumulated deficit	(91,399)	(88,576)
Accumulated other comprehensive loss	(8,324)	(3,038)
Total shareholders' equity	79,838	78,074
Total liabilities and shareholders' equity	$189,576	$175,127

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Operating activities
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,042	2,735	8,703	7,942
Share-based compensation expense	3,641	3,950	7,949	5,929
Provision for doubtful accounts	33	12	83	37
Loss (gain) on disposal of fixed assets	2	(15)	(3)	(20)
Other non-cash items	30	27	66	81
Excess tax benefits related to exercise of share options	—	150	—	(76)
Unrealized currency loss (gain) on foreign denominated transactions	14	(1,165)	(6,293)	1,592
Changes in assets and liabilities:
Accounts receivable	(6,820)	(3,250)	(6,038)	(5,525)
Prepaid expenses and other current assets	(828)	(1,054)	509	(271)
Other assets	1	151	(38)	(16)
Accounts payable	22	186	2,451	(260)
Deferred revenue	9,453	6,098	15,204	9,959
Accrued expenses and other liabilities	609	669	2,847	1,152
Net cash provided by operating activities	5,829	7,295	22,617	19,244
Investing activities
Purchases of investments	(57,514)	—	(57,514)	—
Purchases of property and equipment	(3,628)	(3,373)	(13,357)	(10,775)
Payments for acquisitions	(5,574)	—	(5,574)	—
Net cash used in investing activities	(66,716)	(3,373)	(76,445)	(10,775)
Financing activities
Proceeds from exercises of share options	402	177	1,963	638
Excess tax benefits related to exercise of share options	—	(150)	—	76
Payments on debt	(1,139)	(1,361)	(3,629)	(4,120)
Proceeds from initial public offering, net of issuance costs	—	70,014	—	68,432
Net cash (used in) provided by financing activities	(737)	68,680	(1,666)	65,026
Effect of foreign exchange rates on cash	(1,015)	(682)	(2,784)	(414)
Net (decrease) increase in cash and cash equivalents	(62,639)	71,920	(58,278)	73,081

Cash and cash equivalents at beginning of period	110,501	34,051	106,140	32,890
Cash and cash equivalents at end of period	$47,862	$105,971	$47,862	$105,971

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
	(dollars in thousands)
Gross profit percentage	73%	71%	73%	71%
Revenue constant currency growth rate (1)	39%	32%	36%	31%
Revenue retention rate (2)	112%	109%	112%	109%
Total customers (3)	24,900	16,200	24,900	16,200
Adjusted EBITDA (1)	$3,653	$4,547	$8,248	$15,346

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)

We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)

Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$48,333	$37,130	$134,154	$104,965
Revenue year-over-year growth rate, as reported	30%	24%	28%	23%
Estimated impact of foreign currency fluctuations	9%	8%	8%	8%
Revenue constant currency growth rate	39%	32%	36%	31%

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)
Depreciation and amortization	3,042	2,735	8,703	7,942
Interest (income) expense, net	(103)	214	(63)	530
Provision for income taxes	362	51	1,216	329
Share-based compensation expense	3,641	3,950	7,949	5,929
Foreign exchange expense (income)	81	(1,204)	(6,734)	1,896
Adjusted EBITDA	$3,653	$4,547	$8,248	$15,346

The following table presents a reconciliation of Net loss to Non-GAAP net income (in thousands, except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Reconciliation of Non-GAAP Net Income:
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)
Share-based compensation expense	3,641	3,950	7,949	5,929
Provision for income taxes	206	109	411	309
Non-GAAP net income	$65	$2,642	$4,715	$4,340
Non-GAAP net income per ordinary share - basic	$0.00	$0.06	$0.09	$0.12
Non-GAAP net income per ordinary share - diluted	$0.00	$0.06	$0.08	$0.11
Weighted-average number of ordinary shares used in computing Non-GAAP net income per ordinary share:
Basic	54,949	42,514	54,625	36,409
Diluted	59,755	45,995	58,545	39,936

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$5,829	$7,295	$22,617	$19,244
Purchases of property and equipment	(3,628)	(3,373)	(13,357)	(10,775)
Free Cash Flow	$2,201	$3,922	$9,260	$8,469

Share-based compensation expense for the three and nine months ended December 31, 2016 and 2015 (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Cost of revenue	$730	$350	$1,201	$479
Research and development	735	1,293	1,468	1,367
Sales and marketing	1,531	1,481	3,637	2,331
General and administrative	645	826	1,643	1,752
Total share-based compensation expense	$3,641	$3,950	$7,949	$5,929

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended December 31,			Nine months ended December 31,
	2017A	2016A	% Change	2017A	2016A	% Change
Total revenue as reported	$48.3	$37.1	30%	$134.2	$105.0	28%
Estimated impact of foreign currency fluctuations			9%			8%
Total revenue constant currency growth rate			39%			36%

Exchange rate for period
USD	1.000	1.000		1.000	1.000
GBP	1.244	1.518		1.331	1.533
ZAR	0.072	0.071		0.070	0.077
AUD	0.749	0.720		0.751	0.741

Mimecast Social Media Resources

-	LinkedIn: Mimecast
-	Facebook: Mimecast
-	Twitter: @Mimecast
-	Blog: Challenging Complexity

Press Contact

Alison Raymond Walsh
Press@Mimecast.com
617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

781-996-5340